

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Via Facsimile ((303) 892-7400) and U.S. Mail

Ronald R. Levine, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO 80202

> **Re: SonomaWest Holdings, Inc.**
> **Schedule 13E-3**
> **Schedule TO**
> **File No. 005-34214**
> **Filed April 1, 2011 by Stapleton Acquisition Company, Craig R. Stapleton,**
> **Dorothy W. Stapleton, Walker R. Stapleton, and Wendy S. Reyes, Trustee**
> **of Separate Property Trust**

Dear Mr. Levine:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

The Position of the Stapleton Group Regarding the Fairness of the Offer and the Merger, page 16

1.   Please revise the second bullet point on page 16 to explain what about the company's "historical and current financial performance and results of operations, its prospects and long-term strategy, its competitive position in its industry, the outlook for the real estate management and rental company industry generally and general economic and stock market conditions" supports your fairness determination.

2.   Similarly, revise the fourth bullet point on page 16 to describe in additional detail the Stapleton Group member's "knowledge and understanding of SonomaWest and its

industry, the historical trading price of SonomaWest common stock and management's business plan."

3.   Please provide the disclosure required under Instruction 2 to Item 1014 of Regulation M-A with respect to the book value of the company.

Interests of Certain Persons in the Offer and the Merger, page 24

4.   Please name the salaried employee included in the table on page 25 and in the subsequent paragraph. Also, quantify the bonus due that individual.

The Tender Offer

Acceptance for Payment, page 27

5.   Please revise the language in this section that states that you will return unpurchased securities "as promptly as practicable" after the expiration or termination of the offer to state that you will make such returns "promptly" as required by Rule 14e-1(c).

Source and Amount of Funds, page 40

6.   Please provide the disclosure required by Item 1007(d) of Regulation M-A.

Conditions to the Offer, page 40

7.   Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidders must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

8.   With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

·   the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions